Exhibit (g)(5)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

RONALD WHALEY, Individually and On	)
Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	C.A. No. 7038-VCG
)
MICHAEL BRAUSER, MICHAEL KATZ,	)
FRANK COTRONEO, BRETT CRAVATT,	)
DAVE HILLS, BARRY HONIG, MICHAEL	)
MATHEWS, BILL WISE, INTERCLICK,	)
INC., YAHOO! INC., and INNSBRUCK	)
ACQUISITION CORP.,	)
)
Defendants.	)

AMENDED VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by his attorneys, allege upon information and belief, except as to paragraph 4, which plaintiff alleges upon personal knowledge, as follows:

NATURE OF THE ACTION

1. This is a class action on behalf of the public shareholders of defendant Interclick, Inc. (“Interclick” or the “Company”), against the Company and its Board of Directors (the “Board”) to enjoin the proposed acquisition of Interclick by defendant Yahoo! Inc. (“Yahoo”). On October 31, 2011, pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) Interclick agreed to sell itself to Yahoo for approximately $270 million in cash by means of a two stage transaction: a first-step tender offer (the “Tender Offer”), followed by a short-form merger to cash out any Interclick shareholders who do not tender (collectively, the “Proposed Transaction”). Under the terms of the deal, Interclick shareholders would get $9.00 in cash for each share (the “Offer Price”) they tender. On November 15, 2011, the Company filed with the SEC a Schedule 14D-9 purportedly to inform its shareholders about the terms of the Proposed Transaction, the Tender Offer and the negotiations thereof (the “Schedule 14D-9”). The Schedule 14D-9 was filed the same day that Yahoo filed a registration statement with the SEC to register shares pursuant to the Tender Offer, and the same day Yahoo! announced the start of the tender offer period by filing with the SEC a Schedule TO. The tender offer period is anticipated to expire on December 13, 2011.

2. The Proposed Transaction significantly undervalues the Company both in comparison to other recent online advertising transactions and with respect to Interclick’s growth prospects. For example, the Offer Price is a zero percent (0%) premium over the median analyst target price for Interclick stock, according to Yahoo! Finance. Furthermore, in breach of their fiduciary duties, the Company’s directors failed to fully inform shareholders of the material terms of the Proposed Transaction. The Schedule 14D-9 omitted material information concerning both the negotiation process leading to the Proposed Transaction and the valuation of Interclick. Without the material omissions being corrected prior to the close of the tender offer period, Interclick shareholders are being asked to make a material decision concerning their ownership of Interclick without critical information necessary to being fully informed. The material omissions from the Schedule 14D-9 are critical to the general mix of information available to Interclick.

3. Additionally, as alleged herein, Yahoo and Innsbruck (defined below) aided and abetted the Individual Defendants’ breaches of fiduciary duty. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants consummate the deal.

THE PARTIES

4. Plaintiff Ronald Whaley owns and has owned common stock of Interclick continuously since prior to the wrongs complained of herein.

5. Interclick is a Delaware corporation and maintains its principal executive offices at 11 West 19th Street, New York, New York. The Company was formed in Delaware on March 4, 2002, under the name Outsiders Entertainment. On August 28, 2007, the Company completed a reverse and acquired Customer Acquisition Network, Inc. In connection with the merger, the Company changed its name to Customer Acquisition Network Holdings, Inc. On June 25, 2008, the Company took on its present name, Interclick, Inc. The Company is an online advertising technology company. The Company’s primary product is a proprietary technology called Open Segment Manager (“OSM”). OSM analyzes diverse data across various sources and determines and aids advertisers’ objectives by helping to target the most responsive digital audiences. Interclick’s common stock trades on the NASDAQ Exchange under the ticker “ICLK.” As of May 12, 2011, Interclick had 24,552,361 shares of common stock outstanding.

6. Defendant Michael Brauser (“Brauser”) is a Co-Chairman of the Board and has served as a member of the Board since June 2007. Brauser was Chairman of the Special Projects Committee of the Board (defined below) at all relevant times.

7. Defendant Michael Katz (“Katz”) has served as a member of the Board since August 2007 and Chief Executive Officer (“CEO”) of the Company since February 1, 2011.

8. Defendant Frank Cotroneo (“Cotroneo”) has served as a director since July 2010.

9. Defendant Brett Cravatt (“Cravatt”) has served as a director since June 2009.

10. Defendant David Hills (“Hills”) has served as a director since July 2010. Hills served as a member of the Special Projects Committee of the Board at all relevant times.

11. Defendant Barry Honig (“Honig”) has served as Co-Chairman of the Board since August 2007.

12. Defendant Michael Mathews (“Matthews”) has served as a director since August 2007, and served as the Company’s CEO from June 2007 until January 2011.

13. Defendant Bill Wise (“Wise”) has served as a director since January 2011. Wise served as a member of the Special Projects Committee of the Board at all relevant times.

14. Defendant Yahoo, headquartered at 701 First Ave., Sunnyvale, California, is a multinational corporation engaged in the operation of digital media worldwide. Yahoo’s internet products include, among others, Yahoo! Mail, Yahoo! Messenger, Yahoo! Groups, Yahoo! Answers, Flickr, and Connected TV.

15. Defendant Innsbruck Acquisition Corporation (“Innsbruck”) entered into the Merger Agreement with Interclick and was formed by Yahoo for the purpose of affecting the Proposed Transaction.

16. The defendants identified in ¶¶ 6-13 are collectively referred to herein as the “Individual Defendants.” By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of Interclick, and owe plaintiff and Interclick’s other shareholders the highest obligations of loyalty, good faith, fair dealing and due care.

17. Each of the Individual Defendants at all times had the power to control and direct Interclick to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Interclick shareholders.

18. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action pursuant to Court of Chancery Rule 23, on his own behalf and as a class action on behalf of the public shareholders of Interclick common stock (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. As of November 11, 2011, there were 25,260,987 million publicly held shares of Interclick common stock outstanding, held by hundreds of individuals and entities scattered throughout the country.

22. Questions of law and fact are common to the Class, including, among others: a. Whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and the Class; and b. Whether plaintiff and the Class will be irreparably harmed if defendants’ conduct complained of herein continues.

23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

24. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

25. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

The Company’s Future is Bright While Yahoo’s Is Uncertain

26. Formed in Delaware on March 4, 2002, Interclick combines scalable media execution capabilities with analytical expertise to assist marketers. The Company’s proprietary Open Segment Manager (OSM) platform organizes and valuates data points to construct responsive digital audiences for major digital marketers.

27. The Company’s growth is primarily driven by its proprietary OSM platform and data valuation capabilities. Interclick generates revenue by serving as a principal in transacting online display advertising between agency clients and third party website publishers. Interclick’s OSM technology is unique in the online advertising industry and the advantages of the OSM product over competing products has led the Company to forecast 2011 revenue growth of 40% and 2012 revenue growth of 22%.

28. The Company’s revenues have grown very rapidly: Interclick reported 2008 revenues of $22,452,333, 2009 revenues of $55,258,703 and 2010 revenues of $101,201,720, which translate to year-over-year increases of 237%, 146%, and 83%, respectively. In the Company’s Form 10-K filed with the SEC on March 12, 2011, Interclick reported that: “The fourth quarter of the calendar year, during the holiday season, is our strongest with respect to revenues. While we are a relatively young company, our experience to date and our management’s knowledge of the advertising industry indicates that the first calendar quarter is our slowest quarter.” Nevertheless, during the first half of 2011 ended June 30, 2011, the Company reported revenues of $52,817,270, as compared to $35,861,740 for the same period of the previous year.

29. Moreover, on July 27, 2011, the Company introduced Genome, which is a ground-breaking self-service audience recommendation and planning platform. Explaining the functionality of Genome, defendant Katz stated that “through Genome, marketers, agencies, and trading desks can finally get a comprehensive understanding of which data to implement to drive better results…[T]his platform is a game-changer in audience planning, eliminating dependencies on inefficient index based tools and taking the guess work out of online segmentation strategy.” The proposed Offer Price does not take into account the future growth the Company will see as a result of the introduction of Genome.

30. In contrast, Yahoo’s performance lately has been lackluster. A recent article in Seeking Alpha had this to say about Yahoo:

Yahoo’s business feels dated, and this showed up in its most recent results. With the exception of Yahoo Finance and original video content offered by Yahoo, there is little reason to be excited about the company…Yahoo’s revenue did not grow in its most recent quarter. Yahoo has 13,600 employees, and is in the process of restructuring its sales force. Its sites are plagued with system glitches, and the site still uses pop-up ads. For example, users frequently encounter “server error” messages in the comments section on Yahoo’s articles.

31. Acquiring Interclick would bring in desperately needed revenue for Yahoo. In an article regarding the Proposed Transaction, Jennifer LeClaire stated, “It [Yahoo] also gets an infusion of revenue. Interclick generated about $53 million of revenue in the first half of 2011.” This could also make Yahoo, which has been recently courted by rivals such as Microsoft, more attractive as a takeover target. It is no wonder that Yahoo’s stock closed up on the day the Proposed Transaction was announced. Giving the prospects for future growth of the Company, defendants have agreed to an Offer Price below its intrinsic value.

The Board Feared a Hostile Takeover

32. In its Schedule 14D-9, Interclick disclosed the real reason why the Board entered into the Merger Agreement and recommended to its shareholders that they tender their shares to Yahoo: the members of the Board feared a hostile takeover by Discovery Group I, LLC (“Discovery”).

33. The Schedule 14D-9 explains that on June 15, 2011, Discovery filed a Schedule 13D with the SEC disclosing that it had acquired beneficial ownership of approximately 5.5% of the Company. 34. In reaction to this development, the Board immediately formed the Special Projects Committee of the Board to facilitate the exploration of a sale of the Company.

35. Two days later, defendant Katz was introduced via email to Marcus Shen (“Shen”), head of Corporate Development of Yahoo. Katz and Shen soon began discussing Interclick’s business and by June 22, 2011, the two were setting up next steps for a transaction between the two companies.

36. In its haste, the Board first retained LUMA Partners LLC (“LUMA Partners”) as a financial advisor on July 1, 2011 to aid the Company in assessing a potential transaction with Yahoo.

37. In a truncated and ultimately unsuccessful attempt to shop the Company, LUMA Partners then contacted a total of 12 parties concerning Interclick, comprised of seven financial buyers and five strategic buyers, including Yahoo and a publicly-owned media and marketing company that had executed a non-disclosure agreement with the Company in November 2010 (“Company A”).

38. The next day, on July 2, 2010, Interclick entered into a non-disclosure agreement with Yahoo in connection with Yahoo’s due diligence concerning the Company. Although eight of the twelve other potential suitors entered into non-disclosure agreements with Interclick, only three financial buyers and Yahoo remained interested in the Company by August 12, 2011, and those remaining three financial buyers bowed out shortly thereafter by the end of August 2011.

39. In the meantime, Discovery filed another Schedule 13D on August 24, 2011, disclosing that it had acquired a 9.3% interest in the Company.

40. On August 30, 2011, Yahoo expressed an initial indication of interest to acquire the Company for $7.50 per share which was eventually raised to $9.00 per share only after (i) the Company retained yet another financial advisor, GCA Savian Advisors, LLC (“GCA Savian”), and (ii) Company A re-entered the arena with an indication that it would pay $10-$11 per share, subject to due diligence.

Defendant Katz’s and the other Individual Defendants’ Conflicts of Interest

41. The Schedule 14D-9 provides that defendant Katz, Interclick’s Co-Chairman of the Board and CEO, has been offered employment with Yahoo after the Proposed Transaction with compensation and benefits materially identical to those he now enjoys from the Company. In addition, defendant Katz stands to receive over $7 million for the shares he will tender pursuant to the Tender Offer. As a result, defendant Katz had an incentive to recommend and approve of the Proposed Transaction due to his own personal gain and not in consideration of the best interests of Interclick and Interclick’s shareholders.

42. Similarly, the other Individual Defendants have decided to pursue their own interests and reap insider benefits instead of attempting to maximize shareholder value. For example, defendant Brauser has been awarded a transaction bonus of $200,000 for “coordinating the efforts of Interclick’s management, financial advisors and attorneys involved in the transaction.” The Individual Defendants will also reap millions of dollars as a result of the accelerated vesting of their stocks options in the Company as illustrated in the chart below.

Defendant	Aggregate Cash Payment for Vested Options
Michael Katz	$2,450,000
Michael Brauser	$818,000
Barry Honig	$818,000
Brett Cravatt	$990,000
Michael Matthews	$6,698,000
Frank Controneo	$434,750
David Hills	$434,750

Deal Protections in the Merger Agreement

43. The Merger Agreement provides, subject to certain limited exceptions, that Interclick agreed to cease and cause to be terminated any then-existing solicitation, encouragement, discussion or negotiation with any third party. Moreover, Interclick agreed not to solicit, initiate, or knowingly facilitate or encourage any discussion or inquiry that could lead to a competing proposal. Under the agreement, subject to certain exclusions, the Board cannot withdraw, qualify or modify its recommendation to shareholders regarding the transaction with Yahoo. If a competing tender offer or exchange offer for Interclick shares is commenced, the Board agrees not to publicly recommend acceptance of such offer by the stockholders of the Company. If the Merger Agreement is terminated under circumstances involving a competing transaction or a change in the recommendation of Interclick’s Board, Interclick may be required to pay Yahoo a termination fee of $9,000,000. The agreement not to shop the Company and the termination fee create an impediment to the consideration of any eventual competing offer from a third party, and will likely discourage any third party from coming forward with a competing offer.

44. The Merger Agreement additionally contains an irrevocable “Top-Up” option designed to permit Yahoo to perform a short-form merger even if the Tender Offer fails to obtain the tender of ninety percent (90%) of shares outstanding. In the agreement, Interclick has granted Innsbruck an option to purchase newly issued Interclick shares so that: in the event that less than ninety percent (90%) of shares outstanding are tendered at the conclusion of the Tender Offer, Innsbruck will have the option to purchase the remaining difference between the percentage of shares tendered and ninety percent (90%). The Top-Up option effectively permits Yahoo to perform a short-form merger without ninety percent (90%) of shares having been tendered and without shareholder consent. Further, the Top-Up option, if exercised, will dilute the value of shares owned by all non-tendering shareholders, which under the terms of the agreement could represent a significant portion of outstanding shares.

45. In addition to the preclusive deal protection devices, the Individual Defendants have been induced to enter into Support Agreements in connection with the Proposed Transaction, agreeing to, among other things, tender their shares of capital stock of the Company, and, if necessary, vote such shares in favor of the Proposed Transaction and against any alternative acquisition proposal. The Support Agreements send a clear message to the “market,” including other potential bidders, that the Board favors the Proposed Transaction above any other bids that might exist. The inadequacy of the Board’s effort to “auction” the Company is revealed by the prohibitive deal protection measures enacted by the Board as described above. If the Board truly believed it had reached out to other bidders in a meaningful way, then the deal protection measures, including the exclusive negotiations with Yahoo, would be unnecessary. If the Board believes other bidders exist, then they should open the bidding process to allow other bidders to step forward without being penalized by the deal protection devices. In light of the Board’s failure to adequately shop the Company and the deal protection devices described above, the inclusion of the Support Agreements is highly unreasonable and prevents any “implicit” post-signing market check.

GCA Savian’s Financial Analysis and Conflict of Interest

46. The Schedule 14D-9 discloses that GCA Savian was not disinterested in analyzing the fairness of the Proposed Transaction. To the contrary, over 91% of GCA Savian’s $2.86 million in fees for its services in connection with its work concerning the Proposed Transaction, including its fairness opinion, is contingent on the successful completion thereof.

Material Omissions in the Schedule 14D-9

47. The Schedule 14D-9 omitted information necessary to the general mix of available information to Interclick’s shareholders to make an informed decision as to whether to tender their shares or seek appraisal. By omitting such information, Interclick’s Board is breaching its fiduciary duties to the Company’s public shareholders. Among the more material misleading and omitted information from the Schedule 14D-9 are: (i) certain elements of the GCA Savian analysis, including the Comparable Companies Analysis, Comparable Transactions Analysis, Premiums Paid Analysis, Future Stock Price Analysis, and the lack of any Discounted Cash Flow Analysis; and (ii) certain elements of the information relating to the background of the Proposed Transaction. More specifically, the Schedule 14D-9 is deficient and misleading for the following reasons:

Information Relating to the Analyses Performed by GCA Savian

48. The summary of the analyses performed by GCA Savian in the 14D-9 is misleading both due to the discrepancies contained therein and material information omitted. As a result, investors are unable to conduct their own analysis as to the fair value of the Company. Specifically, the following elements of the GCA Savian analysis were lacking:

Comparable Companies Analysis:

49. In its fairness Opinion, GCA Savian fails to assume the correct number of shares outstanding and the net exercise of 6.6 million options and warrants. This failure renders incorrect the “Implied Value per Share” analysis it attempts based on the Company’s forecasts for 2012. Additionally, the Schedule 14D-9 fails to explain why GCA Savian chose five public companies ranging in size from $312 million to $21.2 billion in market capitalization, when Interclick’s market capitalization is at or below the lowest of this range depending on the number of shares used in such computation. The Schedule 14D-9 further fails to disclose how many of the five identified publicly traded peers actually were used to calculate a multiple range. Without such information, shareholders cannot reasonably consider the multiple implied by the Offer Price.

Comparable Transactions Analysis:

50. GCA Savian selects seven comparable transactions, not all of which are public targets. In the transactions involving private companies, GCA Savian fails to disclose the source of information about the private targets. The Schedule 14D-9 fails to disclose quarterly or semi-annual data to allow investors to know what was used to determine NTM in Interclick’s illustrative forecasts. Additionally, the Schedule 14D-9 provides no data or identification of the source of the information and data regarding “NTM EBIDTA” utilized in GCA Savian’s Comparable Transactions Analysis.

Premiums Paid Analysis:

51. The Schedule 14D-9 fails to disclose the criteria GCA Savian used to select the transaction value range in its Premiums Paid Analysis. The Schedule 14D-9 also fails to explain the discrepancy between the information provided in GCA’s Premiums Paid analysis versus its Comparable Transactions analysis. More specifically, in the Premiums Paid Analysis GCA Savian examined transaction sizes ranging from $100 million to $400 million whereas, in the Comparable Transaction Analysis, GCA Savian examined several transactions that had values of less than $50 million.

Future Stock Price Analysis:

52. The Schedule 14D-9 is misleading in that it only examines analyst price targets as of January 2011. The Future Stock Price Analysis ignores that, in response to the Company’s announcement in May 2011, many analysts raised their target prices for the Company. Moreover, prior to the announcement of the Tender Offer, the consensus target price for the Company was approximately $9.00 per share.

Lack of a Discounted Cash Flow Analysis:

53. GCA Savian failed to conduct a discounted cash flow analysis in its fairness opinion, which is essential to any meaningful consideration of the Tender Offer by shareholders.

Information Relating to the Background of the Merger

54. In addition to the material omissions and misstatements contained in the Schedule 14D-9’s recitation of the analyses performed by GCA Savian, there are a number of questions for investors engendered by material omissions and misstatements contained in the Schedule 14D-9’s explanation of the events and circumstances leading up to the Tender Offer. More specifically, the Schedule 14D-9 contains the following:

(a) Although the Schedule 14D-9 mentions that Discovery filed a Schedule 13D with the SEC disclosing it had acquired approximately 5.5% of the Company’s outstanding shares of common stock, the Schedule 14D-9 fails to disclose how this impacted the Board’s decision to form a Special Projects Committee and enter into the Proposed Transaction.

(b) Although the Schedule 14D-9 states that the Board has received a number of informal inquiries about possible strategic and potential acquisitions, the Schedule 14D-9 fails to disclose (i) how often potential strategic alternatives are reviewed, (ii) what alternatives have been identified in the past, (iii) how alternatives were identified and (iv) whether any analysis was performed regarding those alternatives.

(c) The Schedule 14D-9 fails to disclose who introduced defendant Katz to Shen on June 17, 2011 via email.

(d) The Schedule 14D-9 fails to adequately disclose the LUMA Partners retention, any conflicts that may exist regarding the retention of LUMA Partners and the vetting process of LUMA Partners.

(e) The Schedule 14D-9 fails to disclose whether the three financial buyers contacted by LUMA Partners that were interested in pursuing an acquisition of Interclick made offers to purchase to Company. Additionally, the Schedule 14D-9 does not indicate if the three financial buyers provided reasoning for their subsequent withdrawal of interest.

(f) The Schedule 14D-9 does not fully explain the circumstances necessitating the hiring of GCA Savian to act as lead financial advisor after LUMA Partners had already been engaged.

55. By reason of their positions with Interclick, the Individual Defendants have access to non-public information concerning the financial condition and prospects of Interclick. Thus, there exists an imbalance and disparity of knowledge and economic power between the Individual Defendants and the public shareholders of Interclick. Therefore, it is inherently unfair for the Individual Defendants to execute and pursue any proposed merger agreement under which they will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders.

56. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of Interclick is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.

57. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

COUNT I

(Breach of Fiduciary Duty Against the Individual Defendants)

58. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

59. In approving the Proposed Transaction, the Individual Defendants have not taken adequate steps to protect the interests of the Company’s public shareholders.

60. The unfairness of the terms of the Proposed Transaction is compounded by the gross disparity between the knowledge and information possessed by defendants by virtue of their positions of control of Interclick and that possessed by the Company’s public shareholders.

61. Under the circumstances alleged herein, the Individual Defendants are obligated to explore all alternatives to maximize shareholder value. To accomplish this obligation, the Individual Defendants had a duty to:

(a) Fully inform themselves of Interclick’s market value before taking, or agreeing to refrain from taking action;

(b) Act in the interests of the Company’s equity owners and not favor the interests of any one over the others;

(c) Maximize shareholder value;

(d) Obtain the best financial and other terms when the Company’s independent existence will be materially altered by the transaction; and

(e) Act in accordance with the fundamental duties of loyalty, care, and good faith.

62. Because of their respective positions with the Company, the Individual Defendants are also required to:

(a) Act independently to ensure that the best interest of the corporation and its shareholders takes precedence over any other interest; and

(b) Ensure that if there are conflicts of interest between the defendants’ interests and their fiduciary obligations of loyalty, they are resolved in the best interest of the Interclick’s public shareholders.

63. Because of their conduct as detailed herein, the Individual Defendants are breaching their fiduciary duties owed to the public shareholders of Interclick, and are engaging in, and/or facilitating the accomplishment of, an unfair and coercive transaction in violation of their fiduciary duties to the public shareholders of Interclick.

64. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and carrying out the previously mentioned wrongful transaction.

65. Plaintiff and the Class have been and will be damaged in that they will not receive a fair proportion of the value of Interclick’s assets and business and will be prevented from benefiting from a value-maximizing transaction.

66. Plaintiff and the other Class members are immediately threatened by the acts and transactions complained of herein.

67. In approving the Proposed Transaction on behalf of the Company, the Individual Defendants have failed to take steps to protect the interests of the Company’s minority shareholders, including the utilization of procedural safeguards such as providing for approval of the Proposed Transaction by a majority of the Company’s minority shareholders.

68. Absent injunctive relief, plaintiff and the Class will be irreparably harmed because of the Individual Defendants’ breaches of their fiduciary duties.

69. Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)

70. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

71. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

72. The Schedule 14D-9 fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

73. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision on whether to tender their shares or seek appraisal, and thus are damaged thereby.

74. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duty against Yahoo and Innsbruck)

75. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.

76. Defendants Yahoo and Innsbruck knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Merger Agreement, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Interclick provided, and Yahoo and Innsbruck obtained, sensitive non-public information concerning Interclick’s operations and thus had unfair advantages which are enabling it to acquire the Company at an unfair and inadequate price.

77. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Interclick shares.

78. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: November 17, 2011	RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147) Brian D. Long (#4347) Gina M. Serra (#5387) 919 North Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310

Attorneys for Plaintiff

GLANCY BINKOW & GOLDBERG LLP

Lionel Z. Glancy

Michael Goldberg

Louis Boyarsky

1801 Avenue of the Stars, Suite 311

Los Angeles, CA 90067

(310) 201-9150

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